UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DELIBERATION OF INTEREST ON OWN CAPITAL

Telefônica Brasil S.A. (“Company”) announces to its shareholders that the Board of Directors, at its meeting held on February 12, 2021, deliberated the credit of Interest on Own Capital (“IOC”), related to the fiscal year of 2021, in accordance with article 26 of the Company’s Bylaws, article 9 of the Law 9,249/95 and CVM’s Instruction No. 683/2012, in the gross amount of R$150,000,000.00 (one hundred and fifty million reais), subject to withholding tax of 15%, resulting in a net amount of R$127,500,000.00 (one hundred and twenty-seven million and five hundred thousand reais), based on the balance sheet of January 31, 2021. The amount per share is described in the table below:

Amount per share (R$)	Immune or Exempt Legal Entities (gross value)	Withholding tax(15%)	Taxed Legal Entities and Individuals (Net value)
Common shares	0.08889560697	0.01333434105	0.07556126592

In accordance to the article 26 of the Company’s Bylaws, such Interest on Own Capital will be charged to the mandatory minimum dividend for the fiscal year of 2021, ad referendum of the General Shareholders’ Meeting to be held in 2022.

The amount of Interest on Capital per common share described in the table above may suffer future adjustments until February 26, 2021, due to possible acquisitions of shares within the Company’s Shares Buyback Program.

The credit of Interest on Own Capital will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of February 26, 2021. After this date, the shares will be considered as “ex-Interest on Own Capital”. The payment of these proceeds will be carried out until July 31, 2022, in a date to be defined by the Company’s Management.

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until March 3, 2021 to the “Departamento de Ações e Custódia” of Banco Bradesco S.A., the depositary bank, located at Cidade de Deus, s/n, Prédio Amarelo Velho, sub-solo – Vila Yara – Zip Code: 06029-900 – Osasco – SP.

São Paulo, February 12, 2021.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430 3687 Email: ir.br@telefonica.com www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 12, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director